December 21, 2007



Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  John Cash, Accounting Branch Chief

Re:   Watts Water Technologies, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended April 1, 2007
      Form 10-Q for the Fiscal Quarter Ended July 1, 2007
      Form 10-Q for the Fiscal Quarter Ended September 30, 2007
      File No. 001-11499

Dear Mr. Cash:

On behalf of Watts Water Technologies, Inc. (the "Company"), I have set forth below responses to the comments to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006 and Quarterly Reports on Form 10-Q for the Fiscal Quarters Ended April 1, 2007, July 1, 2007, and September 30, 2007, provided to me in your letter dated December 19, 2007 (the "Letter"). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 61

1. We note that in your presentation of operating activities under the indirect method, you begin with a reconciliation of "income from continuing operations." In future filings, please revise your statements of cash flows to begin your reconciliation with "net income" as required by paragraph 28 of SFAS 95.

Response

      The Company respectfully acknowledges the Staff's comment and will revise its disclosure in future filings.

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Securities and Exchange Commission
Attn:  John Cash, Accounting Branch Chief
December 21, 2007
Page 2


Note 17 - Segment Information, page 94

2. In future filings, please revise your disclosure to include a reconciliation of your total of your segments' measure of profit or loss, which appears to be operating income (loss), to your consolidated income from continuing operations before income taxes as required by paragraph 32(b) of SFAS 131.

Response

      The Company respectfully acknowledges the Staff's comment and will revise its disclosure in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Note 5 - Restructuring and Other Charges, page 12

3. We note your initiation of a global restructuring program and the continued discontinuance of certain product lines during the third quarter of 2007. In this regard, we remind you follow the disclosure requirements as provided by paragraph 20 of SFAS 146 and provide the reconciliation of the liability balance as provided in paragraph 20b(2) of SFAS 146.

Response

      The Company respectfully acknowledges the Staff's comment and will include such disclosure in future filings.

The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in its filings;

      (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
Attn:  John Cash, Accounting Branch Chief
December 21, 2007
Page 3


Please telephone the undersigned at (978) 689-6207 with any questions or comments concerning this filing.


Very truly yours,


/s/ William C. McCartney
------------------------
William C. McCartney
Chief Financial Officer

Cc:   Dale Welcome